UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-38696

NIU TECHNOLOGIES

Building C, Rongxin Technology Center,

No. 34 Chuangyuan Road,

Chaoyang District, Beijing 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Changes in Board and Committee Composition

Mr. Julian Juul Wolhardt has resigned from his position as a director and a member of the compensation committee of the board of directors (the “Board”) of Niu Technologies (the “Company”) effective on May 16, 2025. The Company would like to express its sincere gratitude for Mr. Wolhardt’s invaluable contributions to the Company and wishes him all the best in his future endeavors.

The Board has appointed Mr. Changqing Ye as a new member of the compensation committee of the Board, replacing Mr. Wolhardt, effective on May 16, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIU TECHNOLOGIES

By	:	/s/ Fion Zhou
Name	:	Fion Zhou
Title	:	Director and Chief Financial Officer

Date: May 16, 2025